EMPLOYMENT  AGREEMENT


	This Agreement is entered into as of September 23, 1996 between CODED COMMUNICATIONS CORPORATION, a Delaware corporation ("Employer"), and Steven Borgardt, an individual ("Employee"), who agree as follows:

	1.	Hiring.  Employer hereby hires Employee as, and Employee hereby agrees to act as, Vice President Finance and Chief Financial Officer  ("CFO").

	2.	Duties.  Employee shall faithfully, loyally and diligently perform the following duties on a full-time basis: (a) devoting Employee's entire productive time, ability and attention to the business of Employer, including such tasks and duties consistent with the position of Vice President Finance and CFO as shall be delegated, assigned or referred to Employee by the Chief Executive Officer of the Employer; and (b) performing such other duties as Employer shall from time to time specify that are consistent with the duties normally performed by the Vice President Finance and CFO.

	3.	Term.  The term of this Agreement shall be 3 years, commencing on the date of this Agreement and, unless terminated earlier as set forth below, this Agreement will expire on August 30, 1999 (the "Termination Date"). Notwithstanding the above, this Agreement shall automatically extend for a period of one year at expiration and each year thereafter unless the Employer or Employee provides the other party written notice not less than 120 days prior to the expiration date, of its intent to terminate the Agreement.

	4.	Termination.  At any time that Good Cause (as defined below)
exists or has arisen, Employer may, at its election, terminate this Agreement by so notifying Employee in writing (the "Good Cause Notice"). From and after the date of this Agreement, whether or not Good Cause exists or has arisen, either Employer or Employee may, at either party's election, terminate this Agreement by so notifying the other in writing (the "Termination Notice"), for any reason whatsoever or for no reason. Upon the earlier of the Termination Date, immediately after the giving of the Good Cause Notice, or 7 days after the giving of the Termination Notice, (a) this Agreement shall be deemed terminated, (b) neither Employee nor Employer shall have any further rights or obligations under this Agreement except with respect (i) to Employer's obligations as set out in paragraphs entitled "Termination Obligations" and "Indemnification" of this Agreement and (ii) to Employee's obligations under the paragraphs in this Agreement entitled "Confidentiality," "Proprietary Information," and "Competition," which obligations shall survive any such termination, and (c) Employee shall return to Employer all property belonging to Employer, including without limitation all Confidential Material (as defined below), promotional material, equipment, advertising information, samples, price lists and similar items. For purposes of this Agreement, "Good Cause" shall mean the existence or occurrence of any of the following:

		4.1  If Employee is convicted of a felony.

		4.2 If Employee commits gross mismanagement, as determined in good faith by the Board of Directors (or an appointed committee of the Board of Directors with at least one committee member a disinterested director) and CEO of Employer, whose determination shall be final and binding.

		4.3  The death of Employee.

		4.4 If Employee becomes materially disabled to such an extent that Employee is precluded from performing the duties set forth in this Agreement for a period of 90 consecutive days, or 120 days in the aggregate during any one-year period.

	5.	Compensation.  Employee's annual compensation under this Agreement shall be $125,000 ("Base Salary") payable at the rate of $2,403.85 per week, which payments shall be made in accordance with and at the same times as
Employer's ordinary payroll procedures.   The Employee's Base Salary will be
reviewed annually by the CEO and Board of Directors of the Employer; however, the Base Salary may not be reduced without the written consent of the Employee.

	6.	Options.  Employer acknowledges the prior grant to Employee of an initial stock option (the "Options") to purchase 800,000 shares of Employer's common stock (the "Option Shares") at a price per share equal to $.30 per share. The Options are granted and subject to the terms and conditions of the Employer's 1992 Stock Option Plan, as amended.

	7.	Bonus Plan.  Annually, the Board of Directors shall establish an
Executive Bonus Plan pursuant to which the Employee may earn up to 30% of his annual Base Salary. The terms and conditions of the Executive Bonus Plan will be set annually by the Board of Directors and will be primarily based upon fiscal year financial targets and goals such as revenue, gross margin, operating income and cash flow.

	8.	Benefits.  Employee shall be entitled to the following benefits during the term of this Agreement:

		8.1 Four weeks paid vacation for each one-year period during the term of this Agreement (prorated for any partial year), to be taken at such times that are consistent with Employer's standard vacation practices and policies.

		8.2 Reimbursement for reasonable business expenses incurred in the proper performance of Employee's duties under this Agreement, in accordance with Employer's standard practices and policy.

		8.3 Inclusion in Employer's group medical and other insurance plans for Employer's employees. Insurance premiums for dependent coverage shall be paid by the Employer.

		8.4 A monthly automobile allowance of $500 per month, in accordance with employer's standard practices and policy.

		8.5 All benefits generally available to other employees of Employer.

		8.6 An annual non-accountable expense allowance of $6,000, payable $3,000 on each and every March 1 and August 30 during the term of this Agreement (the auto and expense allowances are collectively the "Compensation Package").

		8.7 Inclusion in Employer's term life insurance plan for Executive Officers, with premiums paid by Employer, in accordance with Employer's standard practices and policy.
	9.	One Time Bonus.  In recognition of the Employee's performance, initiative and contributions to the restructuring and reorganization of the Company in 1995 and 1996, the Company shall pay to the Employee a one-time bonus of $25,000. This bonus will be paid by the Company in a lump sum not later than 30 days from the date of this Agreement.

	10.	Termination Obligations.  In the event this Agreement is
terminated, the Employee will be entitled to the following termination benefits.

		10.1 If terminated by the Employee for any reason (except for the employment of Employee by a competitor of the Employer) with 30 day notice to Employer, then Employee is to receive a severance benefit of 25% of Base
Salary payable in a lump sum on the date of termination.

		10.2 If terminated by the Employer for Good Cause (except if termination is the result of Employee's committing a felony), then Employee is to receive a severance benefit of 25% of Base Salary and Compensation Package, payable in a lump sum at the date of termination.

		10.3 If terminated by the Employer for any reason other than for Good Cause, or for Good Cause within 12 months following a change of control (defined as a person, firm or entity, through one or a series of transactions, acquiring more than 40% of the Employer's common stock or purchasing substantially all of the Employer's assets and/or business), then the Employee is to receive a severance benefit of the greater of (i) 100% of annual Base Salary and Compensation Package or (ii) the value of the remainder of the Base Salary and Compensation Package payable under this Agreement; payable in 12 equal consecutive monthly installments beginning at the date of termination.

		10.4 If terminated by the Employer due to the disability of Employee, as the term "disability" shall be defined under Employer's long-term disability group insurance plan, then Employee is to receive a severance benefit of 50% of annual Base Salary and Compensation Package, less any amounts payable to Employee under any disability insurance plan maintained by the Employer for the benefit of the Employee, payable in six (6) equal consecutive monthly installments beginning on the date of termination.

		10.5 If terminated by the Employer due to the death of the Employee, then the Employee's beneficiaries are to receive a death benefit equal to 50% of Employee's annual Base Salary, less any benefits paid to Employee's beneficiaries under any Executive Officer term life insurance plan maintained by Employer for the benefit of Executive Officers, payable in three
(3) equal consecutive monthly installments beginning on the date of termination.

		10.6 If terminated for any reason by Employer (except if termination is the result of Employee's committing a felony), then Employer shall cause to be paid the COBRA medical insurance premiums of Employee, including dependent premiums if applicable, for a period of nine (9) months beginning on the date of termination; if terminated by Employee for any reason (except for the employment of Employee by a competitor of the Employer), then Employer shall cause to be paid Employee's monthly COBRA medical insurance premiums (including dependent coverage) for a period of three (3) months, beginning on the date of termination.

	11.	Confidentiality.  Employee hereby acknowledges that Employer has made (or may make) available to Employee certain customer lists, product design information, know-how, performance standards, future plans, business strategies, financial information, processes and other confidential and/or proprietary information of Employer or licensed to Employer, including without limitation trade secrets and copyrighted materials (collectively, the "Confidential Material"). Except as essential to Employee's obligations under this Agreement, neither Employee nor any agent, employee, officer, or independent contractor of or retained by Employee shall make any disclosure of this Agreement, the terms of this Agreement, or any of the Confidential Material. Except as essential to Employee's obligations under this Agreement, neither Employee nor any agent, employee, officer, or independent contractor of or retained by Employee shall make any duplication or other copy of any of the Confidential Material. Immediately upon request from Employer, Employee shall return to Employer all Confidential Material. Employee shall notify each person to whom any disclosure is made that such disclosure is made in confidence, that the Confidential Material shall be kept in confidence by such person, and that such person shall be bound by the provisions of this Paragraph.

		11.1	Notwithstanding the above, Employee shall be required to
execute Employer's standard Employee Confidentiality Agreement. In the event there are any contradictions between the Employee's obligations under the Employer's Standard Confidentiality Agreement and Employee's obligations hereunder, then the most restrictive provisions shall apply.

	12.	Proprietary Information.  For purposes of this Agreement,
"Proprietary Information" shall mean any information, future plans, business strategies, financial information, processes, observation, data, written material, record, document, computer program, software, firmware, invention, discovery, improvement, development, tool, machine, apparatus, appliance, design, promotional idea, customer list, practice, process, formula, method, technique, trade secret, product and/or research related to the actual or anticipated research development, products, organization, business or finances of Employer (or any of its affiliates). All right title and interest of every kind and nature whatsoever in and to the Proprietary Information made, discussed, developed, secured, obtained or learned by Employee during the term of this Agreement, or the 60-day period immediately following termination of this Agreement, shall be the sole and exclusive property of Employer for any purposes or uses whatsoever, and shall be disclosed promptly by Employee to Employer. The covenants set forth in the preceding sentence shall apply regardless of whether any Proprietary Information is made, discovered, developed, secured, obtained or learned (a) solely or jointly with others, (b) during the usual hours of work or otherwise, (c) at the request and upon the suggestion of Employer or otherwise, or (d) with Employer's materials, tools, instruments or on Employer's premises or otherwise. All Proprietary Information developed, created, invented, devised, conceived or discovered by Employee that are subject to copyright protection are explicitly considered by Employee and Employer to be works made for hire to the extent permitted by law. Employee hereby assigns to Employer all of Employee's right, title and interest in and to the Proprietary Information. Employee hereby forever fully releases and discharges Employer, any affiliates of Employer and their respective officers, directors and employees, from and against any and all claims, demands, damages, liabilities, costs and expenses of Employee arising out of, or relating to, any Proprietary Information. Employee shall execute any documents and take any action Employer may deem necessary or appropriate to effectuate the provisions of this Agreement, including without limitation assisting Employer in obtaining and/or maintaining patents, copyrights or similar rights to any Proprietary Information assigned to Employer, if Employer, in its sole discretion, requests such assistance. Employee shall comply with any reasonable rules established from time to time by Employer for the protection of the confidentiality of any Proprietary Information. Employee irrevocably appoints the CEO or President of Employer to act as Employee's agent and attorney-in-fact to perform all acts necessary to obtain and/or maintain patents, copyrights and similar rights to any Proprietary Information assigned by Employee to Employer under this Agreement if (a) Employee refuses to perform those acts, or (b) is unavailable, within the meaning of any applicable laws. Employee acknowledges that the grant of the foregoing power of attorney is coupled with an interest and shall survive the death or disability of Employee. Employee shall promptly disclose to Employer in confidence (a) all Proprietary Information that Employee creates during the term of this Agreement, and (b) all patient applications filed by Employee within one year after termination of this Agreement. Any application for a patient copyright registration or similar right filed by Employee within one year after termination of this Agreement shall be presumed to relate to Proprietary Information created by Employee during the term of this Agreement, unless Employee can prove otherwise. Nothing contained in this Agreement shall be construed to preclude Employer from exercising all of its rights and privileges as sole and exclusive owner of all of the Proprietary Information owned by or assigned to Employer under this Agreement. Employer, in exercising such rights and privileges with respect to any particular item of Proprietary Information, may decide not to file any patent application or any copyright registration on such Proprietary Information, may decide to maintain such Proprietary Information as secret and confidential, or may decide to abandon such Proprietary Information or dedicate it to the public. Employee shall have no authority to exercise any rights or privileges with respect to the Proprietary Information owned by or assigned to Employer under this Agreement. This Agreement does not apply to any Proprietary Information that qualifies fully under the provisions of California Labor Code Section 2870 or any similar or successor statute.

	13.	Competition.  During the term of this Agreement, Employee shall not own a 5% or more interest in, operate or participate in, or be connected as an officer, director, employee, agent, independent contractor, partner, shareholder or principal of any business entity or person producing, designing, providing, soliciting orders for selling, distributing, or marketing products, goods, equipment and/or services which compete with Employer's products, goods, equipment and/or services.

		13.1 Employee, except within the course of the performance of his duties hereunder, shall not at any time while he is in the employ of Employer or any of its parents, subsidiaries or affiliates, and for a period of six (6) months thereafter (i) employ any individual who was employed by Employer or any of its parents, subsidiaries or affiliates, at any time during the period of six (6) months prior to the date Employee intends to employ such person or
(ii) in any way cause, influence, or participate in the employment of any individual which would be contrary to Employer's best interests, as determined by the Employer, in its sole discretion.

	14.	Injunctive Relief.  Each of Employer and Employee hereby
acknowledge (a) the unique nature of the provisions set forth in the Paragraph of this Agreement entitled "Confidentiality," "Proprietary Information," and "Competition," (b) that Employer will suffer irreparable harm if Employee breaches any of such provisions, and (c) that monetary damages will be inadequate to compensate Employer for such breach. Therefore, if Employee breaches any of such provisions, then Employer shall be entitled to injunctive relief (in addition to any other remedies at law or equity) to enforce such provisions.

	15.	Survival.  The representations, warranties and covenants of
Employee in this Agreement shall survive any termination of this Agreement.

	16.	Governing Law.  This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles.

	17.	Further Assurances.  Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

	18.	Venue and Jurisdiction.  All actions and proceedings arising in connection with this Agreement must be tried and litigated exclusively in the State and Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this paragraph by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

	19.	Arbitration.  Any controversy arising between the Employer and
Employee involving the construction or application of any of the terms, provisions or conditions of this Agreement shall, on the written request of either party served on the other, be submitted to arbitration. Any arbitration arising under this Agreement shall comply with the American Arbitration Association's Commercial Arbitration Rules and shall be final and conclusive upon both parties. Any judgment upon the award may be entered in any court having jurisdiction thereof.

	20.	Counterparts and Exhibits.  This Agreement may be executed in counterparts, each of which is deemed an original and all of which together constitute one document. All exhibits attached to and referenced in this Agreement are incorporated into this Agreement.

	21.	Attorney's Fees.  The prevailing party(ies) in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("Proceeding") relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party(ies): all costs, expenses, and actual attorney's fees (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and actual attorney's fees.

	22.	Indemnification.  The Employer shall indemnify the Employee, if the
Employee was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Employer), by reason of the fact that he is or was a director, officer, employee or agent of the Employer, or is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Employer, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not of itself, create a presumption that the Employer did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Employer, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

		22.1 Actions or Suits by or in the Right of the Employer. The Employer shall indemnify the Employee if the Employee, was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Employer to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Employer or is or was serving at the request of the Employer as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against and all expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Employer and except that no indemnification shall be made in respect of any claim, issue or matter as to which the Employee shall have been adjudged to be liable to the Employer unless and only to the extent that the Court of Chancery for the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Employee is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

		22.2  Persons Successful.  To the extent that the Employee has been successful on the merits or otherwise in defense or any action, suit or proceeding referred to herein this Agreement, or in defense of any claim, issue or matter therein, he shall be indemnified against any and all expenses
(including attorneys' fees) actually and reasonably incurred by him in connection therewith.

		22.3	Advance Payment.  Expenses incurred by the Employee defending a civil or criminal action, suit or proceeding shall be paid by the Employer in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Employee to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Employer pursuant to this Article.

		22.4 Other Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article shall not be deemed exclusive of any other rights to which the Employee seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in any other capacity while holding such office.

		22.5 Insurance. The Employer may purchase and maintain insurance on behalf of the Employee who is or was a director, officer, employee or agent of the Employer, or is or was serving at the request of the Employer as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Employer would have the power to indemnify him against such liability under the provisions of this Article or of Title 8, Section 145, of the General Corporation Law of the State of Delaware.

		22.6 Persons Ceasing to be a Director or Officer. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article unless otherwise provided when authorized or ratified, shall survive the termination of this Agreement, whether upon the expiration of the term or otherwise and shall continue as to the Employee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the Employee.

	23.	Modification.  This Agreement may be modified only by a contract in writing executed by the party to this Agreement against whom enforcement of the modification is sought.

	24.	Headings.  The paragraph headings in this Agreement: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement.

	25.	Prior Understandings.  This Agreement and all documents
specifically referred to and executed in connection with this Agreement: (a) contain the entire and final agreement of the parties to this Agreement with respect to the subject matter of this Agreement, and (b) supersede all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Agreement.

	26.	Interpretation.  Whenever the context so requires in this
Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. For purposes of this Agreement, the term "day" means any calendar day and the term "business day" means any calendar day other than a Saturday, Sunday or any other day designated as a holiday under California Government Code Sections 6700-6701. Any act permitted or required to be performed under this Agreement upon a particular day which is not a business day may be performed on the next business day with the same effect as if it had been performed upon the day appointed. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity.

	27.	Partial Invalidity.  Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability (unless such provision or the application of such provision is essential to this agreement).

	28.	Successors-in-Interest and Assigns.  Employee may not voluntarily or by operation of law assign, hypothecate, delegate or otherwise transfer or encumber all or any part of its rights, duties or other interests in this Agreement without the prior written consent of Employer, which consent may be withheld in Employer's sole and absolute discretion. Any such transfer in violation of this paragraph is void. Subject to the foregoing and any other restrictions on transferability contained in this Agreement, this Agreement is binding upon and inures to the benefit of the successors-in-interest and assigns of each party to this Agreement.

	29.	Notices.  Each notice and other communication required or
permitted to be given under this Agreement ("Notice") must be in writing. Notice is duly given to another party upon: (a) hand delivery to the other party, (b) receipt by the other party when sent by facsimile to the address and number for such party set forth below (provided, however, that the Notice is not effective unless a duplicate copy of the facsimile Notice is promptly given by one of the other methods permitted under this paragraph), (c) three business days after the Notice has been deposited with the United States postal service as first class certified mail, return receipt requested, postage prepaid, and addressed to the party as set forth below, or (d) the next business day after the Notice has been deposited with a reputable overnight delivery service, postage prepaid, addressed to the party as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery-service-provider.

To:	CODED COMMUNICATIONS CORPORATION
	1939 Palomar Oaks Way
	Carlsbad, CA 92009
	Telephone: (619) 438-5649
	Fax: (619) 438-5649)

To:	Steven Borgardt
	3224 Avenida Magoria
	Escondido, CA 92029

Each party shall make a reasonable good faith effort to ensure that it will accept or receive Notices to it that are given in accordance with this paragraph. A party may change its address for purposes of this paragraph by giving the other party(ies) written notice of a new address in the manner set forth above.

	30.	Waiver.  Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

	31.	Drafting Ambiguities.  Each party to this Agreement has reviewed and revised this Agreement and has had the opportunity to have such party's legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

	32.	Third Party Beneficiaries.  Nothing in this Agreement is intended to confer any rights or remedies on any person or entity other than the parties to this Agreement and their respective successors-in-interest and permitted assignees, unless such rights are expressly granted in this Agreement to another person specifically identified as a "Third Party Beneficiary."

	33.	Receipt of Copy.  Employee hereby acknowledges that it has
received a signed copy of this Agreement.

	34. Guarantee. The obligations to Employee herein shall be guaranteed and become the joint and severable obligations of the Employer, its parent corporation (if any), its affiliated corporations and any corporation or entity that owns or controls, direct or indirectly, more than 50 percent of the Employer's common stock.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


		INDIVIDUAL:


		______________________________
			Steven Borgardt

		CODED COMMUNICATIONS CORPORATION,
		  a Delaware corporation


		By:_____________________________________
			John A. Robinson, Jr.
			President and CEO


		APPROVED:


		_______________________________________
			Ing. Hugo R. Camou
			Chairman of the Board



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